EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF ORGANIZATION
Mercury Defense Systems, Inc.	California
Mercury Corp. - Memory and Storage Solutions	Indiana
Mercury LLC - RF Integrated Solutions	Delaware
Mercury Corp. - Security Solutions	Delaware
Arxan Research, Inc.	Delaware
Nihon Mercury Computer Systems K.K.	Japan
Mercury Computer Systems Ltd.	United Kingdom